                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 8)*

                      Dairy Mart Convenience Stores, Inc.
                               (Name of Issuer)

                Class B Common Stock, Par Value, $.01 Per Share
                        (Title or Class of Securities)


                                   233860105
                                (CUSIP Number)

                       DM Associates Limited Partnership
                             c/o Charles Nirenberg
                      Dairy Mart Convenience Stores, Inc.
                               One Vision Drive
                              Enfield, CT  06032

                                  Copies to:

                           Daniel L. Goldberg, Esq.
                             Bingham, Dana & Gould
                              150 Federal Street
                               Boston, MA  02110
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 30, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          CUSIP No. 233860105                      13D
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS

       DM ASSOCIATES LIMITED PARTNERSHIP

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       IRS Identification No. 06-1334995
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
       Instructions)
                           (a) [X]
                           (b) [_]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       WC,00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO
       ITEMS 2(D) OR 2(E)
                            [_]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Connecticut
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         Sole Voting Power: Voting and dispositive
                         power of the Shares (as defined in this
                         Schedule 13D) owned of record by DM
                         Associates Limited Partnership are held by
                         its general partners, DM Management
NUMBER OF                Associates I and DM Management Associates
SHARES                   II.
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY           8     SHARED VOTING POWER
EACH
REPORTING                See question 7 above
PERSON          ----------------------------------------------------------------
WITH               9     SOLE DISPOSITIVE POWER

                         See question 7 above
                ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         See question 7 above
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0  (See Item 5)
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
                                  [X]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Not applicable
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------

                              Page 2 of 12 Pages

                    CUSIP No. 233860105                      13D
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS

       NEW DM MANAGEMENT ASSOCIATES I

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       I.R.S. Identification No.:  Applied For
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
       Instructions)
                                    (a) [X]
                                    (b) [_]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       Not Applicable
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)
                                   [_]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Connecticut
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         0
NUMBER OF       ----------------------------------------------------------------
SHARES             8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 1,531,399
EACH            ----------------------------------------------------------------
REPORTING          9     SOLE DISPOSITIVE POWER
PERSON
WITH                     0
                ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         1,531,399
--------------------------------------------------------------------------------

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,531,399 (See Item 5)
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
                                  [X]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.0%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------


                              Page 3 of 12 Pages

                    CUSIP No. 233860105                      13D
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS

       CHARLES NIRENBERG

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Social Security No. ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
       Instructions)
                                    (a) [X]
                                    (b) [_]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)
                                   [_]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         500
                ----------------------------------------------------------------
NUMBER OF          8     SHARED VOTING POWER
SHARES
BENEFICIALLY             1,530,849
OWNED BY        ----------------------------------------------------------------
EACH               9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                   311,349
WITH            ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         1,220,000
--------------------------------------------------------------------------------

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,531,349 (See Item 5)
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
                                  [X]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.0%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

                              Page 4 of 12 Pages

                    CUSIP No. 233860105                      13D
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS

       MITCHELL J. KUPPERMAN

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Social Security No. ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
       Instructions)
                                    (a) [X]
                                    (b) [_]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)
                                  [_]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         18,354
                ----------------------------------------------------------------
NUMBER OF          8     SHARED VOTING POWER
SHARES
BENEFICIALLY             1,506,509
OWNED BY        ----------------------------------------------------------------
EACH               9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                   18,354
WITH            ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,524,863 (See Item 5)
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
                                  [X]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       54.8%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

                              Page 5 of 12 Pages

      Reference is hereby made to the Statement on Schedule 13D, dated March 12, 1992, filed jointly by DM Associates Limited Partnership, DM Management Associates, and Frank Colaccino, as amended by (i) Amendment No. 1 thereto, dated August 29, 1994, filed jointly by DM Associates Limited Partnership, DM Management Associates and Frank Colaccino, (ii) Amendment No. 2 thereto, dated September 1, 1994, filed jointly by DM Associates Limited Partnership, DM Management Associates and Frank Colaccino, (iii) Amendment No. 3 thereto, dated September 8, 1994, filed jointly by DM Associates Limited Partnership, New DM Management Associates and Charles Nirenberg, (iv) Amendment No. 4 thereto, dated January 27, 1995, filed jointly by DM Associates Limited Partnership, New DM Management Associates I, New DM Management Associates II, Frank Colaccino, Charles Nirenberg, Robert B. Stein, Jr., Gregory G. Landry and Mitchell J. Kupperman, (v) Amendment No. 5 thereto, dated May 19, 1995, filed jointly by DM Associates Limited Partnership, New DM Management Associates I and Charles Nirenberg, (vi) Amendment No. 6 thereto, dated August 8, 1995, filed jointly by DM Associates Limited Partnership, New DM Management Associates I, Charles Nirenberg and Mitchell J. Kupperman, and (vii) Amendment No. 7 thereto, dated September 29, 1995, filed jointly by DM Associates Limited Partnership, New DM Management Associates I, Charles Nirenberg and Mitchell J. Kupperman (said Statement on Schedule 13D, as so amended, being hereinafter referred to as the "Schedule 13D"). This Amendment No. 8 to Schedule 13D is being filed jointly by DM Associates Limited Partnership, New DM Management Associates I, Charles Nirenberg and Mitchell J. Kupperman for purposes of amending and supplementing certain information with respect to DM Associates Limited Partnership, New DM Management Associates I, New DM Management Associates II, Charles Nirenberg and Mitchell J. Kupperman provided in the Schedule 13D. Unless otherwise defined herein, capitalized terms used herein have the same meanings ascribed to them in the Schedule 13D.


Item 4.  Purpose of Transaction.

      Item 4 of Schedule 13D is hereby modified, amended and updated by the following disclosure:

          On October 30, 1995, Mr. Nirenberg and two of his affiliates entered into an agreement with the Company and certain of its affiliates for purposes of settling the dispute between Mr. Nirenberg and the Company's management with respect to control of the Company. The terms and conditions of such agreement are described in Item 6 of this Amendment No. 8 to Schedule 13D.

          In light of such agreement, the Company adjourned its 1995 Annual Meeting of Stockholders (the "Annual Meeting"), originally scheduled for October 31, 1995, to November 30, 1995. Such

                              Page 6 of 12 Pages
     adjournment was necessary in order to give the Company sufficient time to be in a position to consummate the transactions contemplated under such agreement. In the interim, Mr. Nirenberg has been reappointed as Chairman of the Board of Directors of the Company and the Board of Directors has been expanded from seven to nine directors and two of Mr. Nirenberg's nominees, Thomas O'Brien and Howard Jacobson, have been elected to the Board of Directors.

               If the transactions contemplated under such agreement are consummated on or prior to November 29, 1995, Messrs. Nirenberg, Kupperman, O'Brien and Jacobson will resign as directors of the Company, and Mr. Nirenberg will cause all of the shares of Class B Common Stock owned by DM Associates over which DM Management I exercises voting control to be voted at the Annual Meeting in favor of the election of the slate of persons nominated by the Board of Directors for election as directors of the Company. If the transactions contemplated under such agreement are not consummated on or prior to November 29, 1995, Messrs. Landry and Stein will resign as directors of the Company, and Messrs. Nirenberg, Kupperman, O'Brien and Jacobson will constitute a majority of the remaining seven directors of the Company and, therefore, will be in effective control the Company.

     If Messrs. Nirenberg, Kupperman, O'Brien and Jacobson acquire effective control of the Company in the manner described above, Mr. Nirenberg intends to propose to the Board of Directors of the Company that he be appointed as Chief Executive Officer of the Company. Mr. Nirenberg believes it is likely that he would have sufficient support among the members of the Board of Directors to become Chief Executive Officer of the Company.

               In the event that Mr. Nirenberg were to be appointed by the Board of Directors as Chief Executive Officer of the Company, Mr. Nirenberg anticipates that he would make a complete evaluation of the Company's management team. Recommendations as to the retention or dismissal of any member of the Company's management team would be discussed by Mr. Nirenberg with the Board of Directors and decisions as to the retention or dismissal of any such member would be made by the Board of Directors on a case by case basis. Such decisions will be based on factors including, without limitation, merit and ability to work effectively as a team. Mr. Nirenberg anticipates that he would recommend to the Board of Directors that Joseph Leonardo be appointed as President of the Company, and that, in such position, Mr. Leonardo would be in charge of the management of the day-to-day affairs of the Company.

                              Page 7 of 12 Pages

Item 5.  Interest in Securities of the Issuer.

     The disclosure provided in Item 5 of Schedule 13D concerning beneficial ownership of Shares by each Reporting Person and by DM Management II is hereby modified, amended and updated by the information set forth below.

     The following table sets forth certain information concerning beneficial ownership of Shares by each Reporting Person and by DM Management II:


                            SHARES
                         BENEFICIALLY  PERCENT OF
NAME OF PERSON              OWNED       CLASS (1)
-----------------------  ------------  -----------
DM Associates                    -0-     --
DM Management I            1,531,399    55.0%  (2)
DM Management II             327,344    11.8%  (3)
Charles Nirenberg          1,531,349    55.0%  (4)
Mitchell J. Kupperman      1,524,863    54.8%  (5)

-----------------

(1)  Based on 2,783,060 Shares issued and outstanding as of September 29, 1995.

(2) DM Management I, as managing general partner of DM Associates, has voting and dispositive power with respect to these Shares.

(3) DM Management II, as special general partner of DM Associates, has voting and dispositive power with respect to these Shares.

(4) Mr. Nirenberg beneficially owns individually and has sole voting and dispositive power with respect to 500 Shares. In his capacity as managing general partner of DM Management I, Mr. Nirenberg (i) shares voting power with Messrs. Stein, Landry and Kupperman, the other general partners of DM Management I, with respect to 1,530,849 Shares, (ii) has sole dispositive power over 311,349 Shares, and (iii) shares voting and dispositive power with FCN, the pledgee under the Stock Pledge Agreement, with respect to 1,220,000 Shares. Mr. Nirenberg, also in his capacity as an officer, director and the sole shareholder of FCN, shares voting and dispositive power with FCN with respect to 1,220,000 Shares. The table above does not reflect 500 shares of Class A Common Stock that Mr. Nirenberg beneficially owns individually and with respect to which he has sole voting and dispositive power.

(5) Mr. Kupperman beneficially owns individually and has sole voting and dispositive power with respect to 18,354 Shares. In his capacity as general partner of DM Management I, Mr. Kupperman (i) shares voting power with Messrs. Nirenberg,

                              Page 8 of 12 Pages

     Stein and Landry, the other general partners of DM Management I, with respect to 1,506,509 Shares and (ii) shares voting power with FCN with respect to 1,220,000 Shares. The table above does not reflect 65,361 shares of Class A Common Stock beneficially owned by Mr. Kupperman, 60,000 of which are subject to currently exercisable options.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of Schedule 13D is hereby modified, amended and updated by the following disclosure:

          On October 30, 1995, Mr. Nirenberg and two of his affiliates, FCN Properties Corporation ("FCN") and The Nirenberg Family Charitable Foundation, Inc. (the "Foundation"), entered into an Agreement with the Company and Messrs. Stein and Landry (the "Agreement") for purposes of settling the dispute between Mr. Nirenberg and the Company's management with respect to control of the Company. Pursuant to the Agreement, the Company has agreed (i) to purchase from Mr. Nirenberg and the Foundation all of their respective limited partner interests in DM Associates, (ii) to purchase from Mr. Nirenberg all of his general partner interests in DM Management I and DM Management II, (iii) to purchase from FCN all of its right, title and interest in and ownership of the 9% Secured Promissory Note, dated March 12, 1992 (the "CDA Note"), in the principal amount of $7,100,000 originally made by DM Associates in favor of the Connecticut Development Authority (the "CDA") and subsequently assigned by the CDA to FCN on or about September 30, 1994, and all of FCN's right title and interest in 1,220,000 shares of Class B Common Stock pledged by DM Associates as security for the payment of the CDA Note, and all of FCN's right, title and interest in all of the agreements (including security agreements and documents) executed by DM Associates in connection with the CDA Note and/or the loan evidenced thereby, and (iv) to purchase from Nirenberg, FCN and the Foundation all of their respective right, title and interest in and to the letter agreements entered into by Nirenberg, FCN and/or the Foundation with the Company, the other limited partners of DM Associates and/or the other general partners of DM Management I and DM Management II in connection with the reconstitution of DM Associates and its general partners.

          The aggregate cash consideration to be paid by the Company to Mr. Nirenberg, FCN and the Foundation pursuant to the Agreement is $13,150,000. Of such aggregate cash consideration, $10,000,000 represents the purchase price payable by the Company for the respective interests of Mr. Nirenberg, FCN and the Foundation referred to in the paragraph above. In addition, the Company has agreed to pay to Mr. Nirenberg the sum of $2,300,000 in consideration of Mr. Nirenberg's agreement not to compete against the Company and Mr. Nirenberg's agreement to allow the Company to use Mr. Nirenberg's name and likeness in its advertising and marketing materials, subject to Mr. Nirenberg's prior review and consent. The Company has also agreed to reimburse Mr. Nirenberg and FCN for up to $850,000 of previously unreimbursed fees and expenses incurred by Mr. Nirenberg and FCN from and after January 25, 1995 in connection with their activities relating to the Company.

                              Page 9 of 12 Pages

          The closing of the transactions contemplated under the Agreement (the "Closing") is subject to the satisfaction of several conditions precedent, including, among others, that (i) the Company obtains financing on terms acceptable to the Company, (ii) the Company obtains all required consents and waivers from its bank lenders and from the holders of its Senior Subordinated Notes due 2004 (the "Senior Notes") in connection with the transactions contemplated by the Agreement and (iii) all required waivers, consents and releases of the partners of DM Associates, DM Management I, DM Management II and the CDA are obtained. The Agreement provides that the Closing must occur on or prior to November 29, 1995. If the Closing does not occur on or prior to November 29, 1995, the Agreement will terminate and neither the Company nor Mr. Nirenberg, FCN and the Foundation will have any obligation to consummate the transactions contemplated under the Agreement.

          In connection with the execution and delivery of the Agreement by the parties thereto, Mr. Nirenberg has been reappointed as Chairman of the Board of Directors of the Company (the "Board") and the Board has been expanded from seven to nine directors and two of Mr. Nirenberg's nominees, Thomas O'Brien and Howard Jacobson, have been elected to the Board. The Agreement requires that Messrs. Nirenberg, Kupperman, O'Brien, Jacobson, Landry and Stein have tendered their respective resignations from their positions as directors of the Company, and that all of such resignations be held in escrow by Stanford N. Goldman, Jr., an Assistant Secretary of the Company. The resignations of each of Messrs. Nirenberg, Kupperman, O'Brien and Jacobson will be released from escrow and become effective only if the transactions contemplated under the Agreement are consummated. The resignations of each of Messrs. Stein and Landry will be released from escrow and become effective only if the transactions contemplated under the Agreement are not consummated on or prior to November 29, 1995.


                              Page 10 of 12 Pages

          Pursuant to the Agreement, Mr. Nirenberg has agreed, among other things, that, so long as the Agreement is in effect, neither he nor his affiliates will vote or purport to take action by written consent with respect to any of the Company's capital stock. In the event that the Closing occurs on or prior to November 29, 1995, the Agreement requires that, to the extent requested by Messrs. Landry and Stein immediately prior to the Closing in their capacities as general partners of DM Management I, Mr. Nirenberg will cause the shares of Class B Common Stock held by DM Associates over which New DM Management I exercises voting control to be voted in favor of the election of the slate of persons nominated by the Board for election as directors of the Company and in accordance with the recommendation of the Board with respect to the other matters to be considered at the Annual Meeting.

          The Agreement also provides that the Company and Messrs. Stein and Landry will not take any action (including any action to dissolve DM Associates or any of its general partners) that (i) would impair, impede or frustrate the ability of Mr. Nirenberg to vote at the Annual Meeting the shares of Class B Common Stock held by DM Associates over which New DM Management I exercises voting control in a manner determined by Mr. Nirenberg in his sole discretion in the event that the Closing does not occur on or prior to November 29, 1995, and (ii) would change the record date for the Annual Meeting. In addition, the Agreement provides that, from October 30, 1995 until the Closing, the Company will not issue any voting securities, except pursuant to the Company's employee stock purchase plan or pursuant to stock options granted prior to October 30, 1995 under the Company's stock option plans, and except for securities issued by the Company in order to finance the payments to be made to Mr. Nirenberg, FCN and the Foundation under the Agreement.


Item 7.   Material to be Filed as Exhibits.

EXHIBIT A      Agreement relating to the joint filing of this Amendment No. 8 to
               Schedule 13D, as required by Rule 13d-1(f).

EXHIBIT B      Agreement, dated October 30, 1995, among Dairy Mart Convenience
               Stores, Inc., Charles Nirenberg, FCN Properties Corporation, The
               Nirenberg Family Charitable Foundation, Inc. and, solely for purposes of Sections 8, 10(f), 10(h), 10(i) and 11 thereof,
               Robert B. Stein, Jr. and Gregory G. Landry.

                              Page 11 of 12 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         DM ASSOCIATES LIMITED PARTNERSHIP

                           By: New DM Management Associates I,
                                General Partner

                              By: /s/ Charles Nirenberg
                                  -----------------------------
                                    Charles Nirenberg,
                                      Managing Partner

                         NEW DM MANAGEMENT ASSOCIATES I

                         By: /s/ Charles Nirenberg
                             ----------------------------------
                             Charles Nirenberg,
                               Managing Partner


                         /s/ Charles Nirenberg
                         --------------------------------------
                         Charles Nirenberg


                         /s/ Mitchell J. Kupperman
                         --------------------------------------
                         Mitchell J. Kupperman

                              Page 12 of 12 Pages